Ensco plc 6 Chesterfield Gardens London, England WIJ 5BQ www.enscoplc.com

July 20, 2017

Via EDGAR and FedEx

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attn: H. Roger Schwall

Office of Natural Resources

Division of Corporate Finance

Re:                             Ensco plc

Registration Statement on Form S-4

Filed June 16, 2017

File No. 333-218808

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 1-08097

This letter sets forth the responses of Ensco plc (“Ensco” or “we”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 13, 2017 (the “Comment Letter”) with respect to Ensco’s Registration Statement on Form S-4 (File No. 333-218808) filed on June 16, 2017 (the “Registration Statement”) and Ensco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).  Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.  Capitalized terms used but not defined in this letter have the meanings set forth in Amendment No. 1.

Staff Comments

Registration Statement on Form S-4

General

1.              We note shareholders have filed four lawsuits challenging the proposed merger.  Please revise to describe any litigation in connection with the transaction, including the complaints filed by Bernard Stern, Joseph Composto, the Booth Family Trust, and Mary Carter against Atwood and other defendants in June 2017 in the United States District Court for the Southern District of Texas.

Response:  We acknowledge the Staff’s comment and have revised pages 13 and 92 of Amendment No. 1 accordingly.

July 20, 2017

The Merger, page 48

Background of the Merger, page 48

2.              Please name the individuals who participated in each stage of the discussions and negotiations.  In that regard, we note references to the Atwood and Ensco management teams, such as Ensco Management presenting Atwood or discussing Atwood with the Ensco Board on August 22, 2016 and February 21, 2017.

Response:  We acknowledge the Staff’s comment and have revised pages 49, 50, 51, 52, 53, 54 and 56 of Amendment No. 1 to include the names of the individuals from Atwood and Ensco who participated in each stage of the discussions and negotiations in response to the Staff’s comment.

3.              We note your disclosure that Ensco management presented and discussed Atwood with the Ensco Board on August 22, 2016 and February 21, 2017 as part of its corporate strategy review.  Subsequently, Carl G. Trowell, a director and the Chief Executive Officer of Ensco called Robert J. Saltiel, a director and the President and Chief Executive Officer of Atwood, on April 19, 2017 to express an interest in a potential acquisition of Atwood.  Please expand your disclosure to explain what Ensco management presented and discussed with the Ensco Board about Atwood on August 22, 2016 and February 21, 2017, and more broadly, discuss Ensco’s corporate strategy review during this time period.  Please also disclose the reasons that ultimately led Mr. Trowell to decide to express an interest in a potential acquisition of Atwood on April 19, 2017, and subsequently Mr. Trowell and Paul E. Ramsey, II, Chairman of the Ensco Board, to send the “Initial Ensco Indication of Interests” on May 12, 2017.

Response:  We acknowledge the Staff’s comment and have revised pages 49, 50, 51 and 52 of Amendment No. 1 to include a discussion of the following:

•                  the subject matter of Ensco management’s presentations to and discussions with the Ensco Board on August 22, 2016 and February 21, 2017 regarding Atwood;

•                  Ensco’s broader corporate strategy review during the time period during which the August 22, 2016 and February 21, 2017 Ensco board meetings occurred; and

•                  the reasons that ultimately led Mr. Trowell to express an interest in a potential acquisition of Atwood on April 19, 2017 and to send the Initial Ensco Indication of Interest on May 12, 2017.

4.              Please explain why Ensco retained DNB Capital LLC and HSBC Securities (USA) Inc. as co-financial advisors and clarify the role each co-advisor played in the

July 20, 2017

process. We note your only reference to these firms is that you retained such firms on May 27, 2017, and then on page 74 you disclose that you agreed to pay each $2.5 million upon the consummation of the merger.

Response:  We acknowledge the Staff’s comment and have revised pages 55 and 75 of Amendment No. 1 accordingly.

Opinion of Financial Advisor to Ensco, page 62

Summary of Financial Analyses of Morgan Stanley, page 64

5.              We note that Morgan Stanley and Goldman Sachs appear to have provided analyses to the Ensco and Atwood boards that are not referenced or summarized.  Please confirm that you have summarized all material analyses that Morgan Stanley and Goldman Sachs provided to Ensco and Atwood.  By way of example only, we note the analyses contained on page 47 of the fairness presentation materials from Morgan Stanley and on page 40 of the fairness presentation materials from Goldman Sachs.

Response:  We acknowledge the Staff’s comment. The parties confirm that all material analyses that Goldman Sachs provided to the Atwood board and all material analyses that Morgan Stanley provided to the Ensco board have been disclosed and summarized.  Without limiting the generality of the foregoing, the parties note that the “Historical Offshore Drilling Corporate Transactions with Stock Consideration” summary on page 40 of the Goldman Sachs fairness presentation materials was not considered to be material to Goldman Sachs’ financial analyses of the merger and therefore was included in the appendix of the fairness presentation materials solely for reference purposes. In addition, without limiting the generality of the foregoing, the parties note that, with respect to the specific reference to the analysis on page 47 of Morgan Stanley’s fairness presentation materials, such analysis was not considered to be material to Morgan Stanley’s financial analyses of the merger and therefore was included in the appendix of the presentation materials solely for reference purposes.

Certain Unaudited Financial Forecasts Prepared by the Management of Ensco, page 83

6.              Please describe in greater detail the reasons why Ensco management determined “Ensco Management Case B was more reflective of the then-current market outlook than Ensco Management Case A.”  As part of this, please disclose the market assumptions underlying each of Case A and Case B.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that, for internal planning purposes, we evaluate various scenarios to forecast a range of market environments and consequent business outcomes, which we refer to as Management Cases.  When preparing our Management Cases, we perform a discounted cash flow analysis on the various forecasts as one measure of value and compare the results to the trading levels of Ensco Class A ordinary shares.  In connection with the evaluation of the various Management Cases

July 20, 2017

prepared for the merger, the discounted cash flow analysis for Ensco Management Case B resulted in a share price that more closely aligned with the trading levels of Ensco’s Class A ordinary shares at the time of such evaluation.  The discounted cash flow analysis for Ensco Management Case A resulted in a share price that exceeded the trading levels of Ensco’s Class A ordinary shares at the time of such evaluation.

The primary market assumptions underlying the discounted cash flow analysis for each of Ensco Management Case A and Ensco Management Case B included the anticipated period during which utilization and day rates associated with Ensco/Atwood’s jackup rigs and floaters would improve. For Ensco Management Case A, Ensco assumed (i) with respect to Ensco/Atwood’s jackup rigs, utilization recovery beginning in 2017 followed by day rate recovery in 2018, and (ii) with respect to Ensco/Atwood’s floaters, utilization recovery beginning in 2018 followed by day rate recovery in 2019. For Ensco Management Case B, Ensco assumed (i) with respect to Ensco/Atwood’s jackup rigs, utilization recovery beginning in 2018 followed by day rate recovery in 2019, and (ii) with respect to Ensco/Atwood’s floaters, utilization recovery beginning in 2019 followed by day rate recovery in 2020. Ensco Management Case A also included a post-recovery day rate assumption that is 10-15% higher than Ensco Management Case B for both jackup rigs and floaters.

We advise the Staff that we have revised page 84 of Amendment No. 1 to reflect this discussion of the primary market assumptions underlying each Management Case.

7.              We note you disclose financial forecasts of Ensco management for Ensco and Atwood for the years ending December 31, 2017, 2018, and 2019.  However, we further note, from Morgan Stanley’s May 29, 2017 presentation materials provided supplementally to us, that it appears that Ensco management provided Morgan Stanley with financial projections for Ensco and Atwood for FY2017E — 2055E, and that Morgan Stanley conducted analyses that considered projected information for fiscal years 2020 through 2055, such as the useful life discounted cash flow analyses (through 2055) and 10-year discounted cash flow analyses (through 2026).  Please provide corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised page 86 of Amendment No. 1 to include six years of financial forecasts (through fiscal year 2022).

Ensco Management provided Morgan Stanley with its financial models for both Ensco and Atwood, which considered projected information at the individual rig level and consolidated financial projections through the remaining useful life of the existing Ensco and Atwood fleets (through 2050 and 2055, respectively). Accordingly, Morgan Stanley conducted analyses that considered projected information for fiscal years 2017 through 2055.

However, we believe that operating assumptions beyond a period of six years (beyond 2022) are not meaningful to current and potential shareholders because such information becomes less predictive with each successive year.  As a result, we do not develop discrete

July 20, 2017

operating assumptions beyond a six-year period. For any drilling rigs with a remaining useful that we assume will extend beyond 2022, we carry forward our 2022 operating assumptions for all remaining operating years. Therefore, any fluctuations in operating results from 2023 through 2055 primarily are a function of anticipated rig retirements as our rigs reach the end of their remaining useful lives and not a function of discrete operating assumptions.

8.              From Morgan Stanley’s May 29, 2017 presentation materials provided supplementally to us, it appears that Ensco management provided Morgan Stanley with EBITDA projections for Ensco and Atwood and that such projections were used in certain analyses — for example in the discounted cash flow analyses and the discounted equity value analysis.  Please provide corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances.

Response:  We acknowledge the Staff’s comment and have revised page 86 of Amendment No. 1 accordingly.

Board of Directors and Executive Officers of Ensco Following the Merger, page 89

9.              We note your disclosure regarding who will serve as directors of the post-combination company.  Please file all consents required by Securities Act Rule 438.

Response:  We acknowledge the Staff’s comment and have filed the required consents as Exhibit 99.5 and Exhibit 99.6 to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements of Ensco, page 116

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 120

Note 3 — Estimated Merger Consideration and Allocation, page 121

10.       Revise your estimate of the pro forma merger consideration to be issued based on your most recent share price at the time when you amend this filing.

Response:  We acknowledge the Staff’s comment and have updated the estimated merger consideration and related unaudited pro forma disclosures based on our closing share price of $5.32 per share on July 18, 2017.  Please see pages 122 and 123 of Amendment No. 1.

11.       Provide a more detailed description of the reasons why the acquisition of Atwood Oceanics, Inc. resulted in a pro forma bargain purchase gain in accordance with FASB ASC 805-30-50-1f.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on page 124 of Amendment No. 1 to clarify that we believe the estimated bargain purchase gain was driven by (i) depressed offshore drilling company valuations resulting in an Atwood market capitalization that was lower than the Net Asset Value estimated by Ensco Management and (ii) the treatment of corporate overhead costs in purchase accounting under GAAP.

July 20, 2017

Upon estimating a bargain purchase gain during preparation of the unaudited pro forma condensed consolidated financial statements, we reassessed whether we had correctly identified all of the assets acquired and liabilities assumed as required by FASB ASC 805-30-25-4. We did not identify any additional assets or liabilities during our review.  We will again consider this requirement upon closing of the merger and finalization of our purchase accounting.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Policies and Estimates, page 76

Impairment of Long-Lived Assets, page 77

12.       We note that you evaluate the carrying value of your drilling rigs when events or changes in circumstances indicate that the carrying value of such rigs may not be recoverable.  We also note your statements that “pressure on operating day rates has resulted in rates that approximate, or are slightly lower than, direct operating expenses” and that 2017 is expected “to be a challenging year for drilling contractors as current contracts expire and new contracts are executed at lower rates.”  Tell us how you determined that a triggering event that would have prompted the performance of recoverability test did not occur during 2016.  In addition to those noted above, include a description of factors you have considered such as expectations for rig utilization levels and the continued decline in your backlog.  Refer to FASB ASC 360-10-35-21.  Also, provide us with an update through the interim period ended June 30, 2017 to the extent there are material changes in factors that impact your assessment.

Response:  We acknowledge the Staff’s comment. In accordance with FASB ASC 360-10-35, we perform an impairment indicator analysis on a quarterly basis to determine whether a triggering event occurred that would require an impairment test to assess the recoverability of our long-lived assets. During 2014 and 2015, we concluded that triggering events occurred due to the significant deterioration in the business climate for the offshore drilling industry and related changes in our outlook for utilization, day rates and the use and eventual disposition of certain rigs, which resulted in significant impairments to our long-lived assets and goodwill. During that period, we reassessed our fleet and internally classified each of our rigs based on age, capability and long-term outlook to provide a basis for analyzing the market and developing and executing a strategy to manage our business through the industry downturn.

In connection with our ongoing financial planning and analysis of the market, we maintain long-term cash flow projections for our fleet of drilling rigs.  These projections are updated on a quarterly basis and were utilized as the basis for the impairment analyses performed during 2014 and 2015.  Our projections assumed a multi-year downturn, periods of significant

July 20, 2017

uncontracted time for certain rigs, historically low utilization and day rates during the downturn, disposal of certain rigs prior to the end of their previously estimated useful lives, and a protracted period of recovery in utilization and day rates. These projections also included periods with day rates for certain rigs at or near direct operating expenses. Moreover, our impairment analyses during 2014 and 2015 resulted in impairments to scrap value and a reduction in estimated remaining useful/depreciable lives for several older, less capable rigs.

During 2016 and 2017, our quarterly impairment analyses considered ongoing changes in the business climate and regulatory environment, relevant third-party rig sale data, and changes in the contracted status and expectations of the use and eventual disposition of our rigs. These analyses also considered whether any significant changes occurred in our short-term and/or long-term outlook and related cash flow projections compared to the assumptions utilized in our most recent impairment analyses performed during 2015, in addition to the other factors listed under FASB ASC 360-10-35-21.

Our newer, more capable rigs have significant remaining useful lives ranging up to 35 years and therefore recoverability of their carrying values is less susceptible to changes in near-term market conditions given the significant amount of future undiscounted cash flows expected to be generated. We regularly perform sensitivity analysis around our long-term assumptions for our newer, more capable rigs to validate this assertion and generally do not conclude a triggering event has occurred with these rigs unless significant changes in our long-term outlook or physical condition of the rig have occurred during the period.

Our older, less capable rigs have limited remaining useful lives and therefore the recoverability of their carrying values is more susceptible to changes in near-term market conditions given the limited amount of future cash flows expected to be generated. Therefore, we generally conclude a triggering event has occurred when significant changes in our short-term outlook or physical condition of the rig have occurred during the period.

During 2016 and the interim 2017 period, we did not note significant changes in our long-term outlook or other relevant changes or events that would result in a triggering event for our newer, more capable rigs. Although market conditions continue to remain challenging into 2017, such conditions have been materially consistent with the assumptions included in our 2015 impairment analyses. Furthermore, changes in our short-term outlook for these rigs during 2016 and 2017, largely resulting from early contract terminations or negotiated amendments to existing contract day rates and/or remaining contract terms, were evaluated and determined not to have a significant impact on the total undiscounted cash flows over the remaining useful life of each respective rig, resulting in a conclusion that no triggering event had occurred.

During 2016 and the interim 2017 period, we observed changes in the contracted status of certain older, less capable rigs in our fleet such as early contract terminations and negotiated amendments to existing contract day rates and/or remaining contract terms. We concluded that these occurrences represented triggering events and performed recoverability tests on each respective rig. However, we observed that the undiscounted cash flows for these rigs continued to be sufficient to recover their respective carrying values, largely due to the significant impairments taken during 2014 and 2015.

July 20, 2017

We also note that a total of 13 rigs, including two drillships, three semisubmersibles and eight jackups, were sold for scrap value during 2016 and 2017, all of which were appropriately impaired to scrap value in 2014 and 2015.

As a result, we have not encountered a circumstance during 2016 and 2017 whereby a triggering event has resulted in an impairment charge or where a rig sale has occurred for a sale price materially different from its carrying value.

Although our quarterly impairment analysis for the period ended June 30, 2017 is currently in process, we do not expect to record any impairment charges for the period.

13.       Your critical accounting policy disclosure states that asset impairment evaluations are highly subjective and reflect your judgments and assumptions regarding future industry conditions and operations, as well as estimates of expected utilization levels, day rates, expense levels, and capital requirements.  Revise this disclosure to provide additional information describing the methods through which the information underlying these key assumptions is determined and addressing how accurate your assumptions have been in the past.  Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur.  Include a description of potential events and changes in circumstances that are reasonably expected to affect your key assumptions.  To the degree necessary, distinguish between assumptions made for your jackup rigs and floaters.  For additional guidance, refer to section V of SEC Release No. 33-8350.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that, as disclosed in our previous filings, our impairment analyses involve highly subjective judgments and assumptions about future cash flows to be generated by our drilling rigs. In future filings, we will enhance our disclosures as illustrated below to describe the methods by which the information underlying these judgments and assumptions is derived. Furthermore, our enhanced disclosures below discuss the highly cyclical and unpredictable nature of our industry and the accuracy of our past assumptions. We have also supplemented our disclosure to discuss the risks and uncertainties and potential events and changes in circumstances that could result in materially different estimates.

Given the numerous factors noted below in our enhanced disclosures that can uniquely and significantly impact the recoverability of our rigs and the complex interdependencies across our judgments and assumptions, we believe it is impractical for us to provide a quantitative sensitivity analysis that would be meaningful to our investors. For example, there is a wide range of interrelated changes in judgments and assumptions that could reasonably occur for each rig, each of which could occur for an individual rig, group of rigs or our entire fleet of 54 rigs. This results in a significant number of variations in the likelihood and magnitude of any potential additional impairment charge that could be expected. We believe the selection of any one of these variations or group of variations of judgments and assumptions would lead to a highly complex, arbitrary and potentially misleading disclosure that would unintentionally imply a level of precision in our cash flow estimates that does not exist.

July 20, 2017

However, we believe enhancing our disclosure with the below information will provide sufficient additional relevant information to our investors on the risks and uncertainties around our impairment analyses and related estimates.

We respectfully advise the Staff that we will include the following expanded disclosure within the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, including in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.  For the Staff’s reference, new or additional language appears in bold underline and deleted language appears with a strikethrough:

Impairment of Long-Lived Assets

We evaluate the carrying value of our property and equipment, primarily our drilling rigs, when events or changes in circumstances indicate that the carrying value of such rigs may not be recoverable. Generally, extended periods of idle time and/or inability to contract rigs at economical rates are an indication that a rig may be impaired. Impairment situations may arise with respect to specific individual rigs, groups of rigs, such as a specific type of drilling rig, or rigs in a certain geographic location.

For property and equipment used in our operations, recoverability generally is determined by comparing the carrying value of an asset to the expected undiscounted future cash flows of the asset. If the carrying value of an asset is not recoverable, the amount of impairment loss is measured as the difference between the carrying value of the asset and its estimated fair value. The determination of expected undiscounted cash flow amounts requires significant estimates, judgments and assumptions, including utilization levels, day rates, expense levels and capital requirements, as well as cash flows generated upon disposition, for each of our drilling rigs. Due to the inherent uncertainties associated with these estimates, we perform sensitivity analysis on key assumptions as part of our recoverability test.

Our judgments and assumptions about future cash flows to be generated by our drilling rigs are highly subjective and based on consideration of the following:

•                  global macroeconomic and political environment,

•                  historical utilization, day rate and operating expense trends by asset class,

•                  regulatory requirements such as surveys, inspections and recertification of our rigs,

•                  remaining useful lives of our rigs,

•                  expectations on the use and eventual disposition of our rigs,

•                  weighted-average cost of capital,

•                  oil price projections,

•                  sanctioned and unsanctioned offshore project data,

•                  offshore project break-even economic data,

•                  global rig supply and construction orders,

•                  global rig fleet capabilities and relative rankings, and

•                  expectations of global rig fleet attrition.

July 20, 2017

We collect and analyze the above information to develop a range of estimated utilization levels, day rates, expense levels and capital requirements, as well as estimated cash flows generated upon disposition. The most subjective assumptions that impact our impairment analyses include projections of future oil prices and timing of global rig fleet attrition, which, in large part, impact our estimates on timing and magnitude of recovery from the current industry downturn. However, there are numerous judgments and assumptions unique to the projected future cash flows of each rig that individually, and in the aggregate, can significantly impact the recoverability of its carrying value.

The highly cyclical nature of our industry cannot be reasonably predicted with a high level of accuracy and therefore differences between our historical judgments and assumptions and actual results will occur. We reassess our judgments and assumptions in the period in which significant differences are observed and may conclude that a triggering event has occurred and perform a recoverability test. We recognized material impairment charges during 2014 and 2015 upon observation of significant unexpected changes in our business climate.

There are numerous factors underlying the highly cyclical nature of our industry that are reasonably likely to impact our judgments and assumptions including, but not limited to, the following:

•                  changes in global economic conditions,

•                  production levels of the Organization of Petroleum Exporting Countries (“OPEC”),

•                  production levels of non-OPEC countries,

•                  advances in exploration and development technology,

•                  offshore and onshore project break-even economics,

•                  development and exploitation of alternative fuels,

•                  natural disasters or other operational hazards,

•                  changes in relevant law and governmental regulations,

•                  political instability and/or escalation of military actions in the areas we operate,

•                  changes in the timing and rate of global newbuild rig construction, and

•                  changes in the timing and rate of global rig fleet attrition.

There is a wide range of interrelated changes in our judgments and assumptions that could reasonably occur as a result of unexpected developments in the aforementioned factors, which could result in materially different carrying values for an individual rig, group of rigs or our entire rig fleet, materially impacting our operating results.

~~If the global economy deteriorates and/or other events or changes in circumstances indicate that the carrying value of one or more drilling rigs may not be recoverable, we may conclude that a triggering event has occurred and perform a recoverability test. If, at the time of the recoverability test, our judgments and assumptions regarding future industry conditions and operations have diminished, it is reasonably possible that we could conclude that one or more of our drilling rigs are impaired.~~

July 20, 2017

~~Asset impairment evaluations are highly subjective. In most instances, they involve expectations of future cash flows to be generated by our drilling rigs, which reflect our judgments and assumptions regarding future industry conditions and operations, as well as estimates of expected utilization levels, day rates, expense levels and capital requirements. The estimates, judgments and assumptions used in the application of our asset impairment policies reflect both historical experience and an assessment of current operational, industry, market, economic and political environments. The use of different estimates, judgments, assumptions and expectations regarding future industry conditions and operations would likely result in materially different asset carrying values and operating results.~~

*  *  *  *  *

July 20, 2017

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Jonathan H. Baksht
Jonathan H. Baksht
Senior Vice President and Chief Financial Officer

Cc:                             Michael T. McGuinty, Senior Vice President, General Counsel and Secretary, Ensco plc

Sean T. Wheeler, Latham & Watkins LLP

Debbie P. Yee, Latham & Watkins LLP

Mark Smith, Senior Vice President and Chief Financial Officer, Atwood Oceanics, Inc.

Drew Baker, Senior Vice President, General Counsel and Corporate Secretary, Atwood Oceanics, Inc.

Tull R. Florey, Gibson, Dunn & Crutcher LLP